Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2013		2012		2011		2010		2009
Earnings:
Income from continuing operations, net of taxes(a)	$1,077		$956		$1,136		$659		$570
Add:
Provision for income taxes(a)	659		562		427		293		469
(Income) loss from equity investees, net	(18)		86		35		57		24
Distributions of income from equity investees	14		20		30		15		4
Total interest expense	309		251		211		207		249
Portion of rents representative of the interest factor	31		22		26		28		27
Earnings, as adjusted	$2,072		$1,897		$1,865		$1,259		$1,343
Fixed charges:
Total interest expense	$309		$251		$211		$207		$249
Portion of rents representative of the interest factor	31		22		26		28		27
Total fixed charges	$340		$273		$237		$235		$276
Preferred stock dividends	—		—		—		1		15
Total combined fixed charges and preferred stock dividends	$340		$273		$237		$236		$291
Ratio of earnings to fixed charges	6.1	x	6.9	x	7.9	x	5.4	x	4.9	x
Ratio of earnings to combined fixed charges and preferred stock dividends	6.1	x	6.9	x	7.9	x	5.3	x	4.6	x

(a) On September 17, 2012, the Company sold its postproduction audio business, whose results of operations have been reclassified to discontinued operations for all periods presented. (See Note 4 to the accompanying consolidated financial statements.)